                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934


                              MI DEVELOPMENTS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Subordinate Voting Shares, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    55304X104
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           Greenlight Capital, L.L.C.
                          140 East 45 Street, Floor 24
                            New York, New York 10017
                            Tel. No.: (212) 973-1900
                       Attention: Chief Operating Officer
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                                Eliot D. Raffkind
                       Akin Gump Strauss Hauer & Feld LLP
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4618
                                 (214) 969-2800

                                 April 14, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 55304X104                                    13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.; 13-3886851
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,423,300
              OWNED BY                 ------- ---------------------------------
                EACH
              REPORTING                  8     SHARED VOTING POWER
             PERSON WITH                       0

                                       ------- ---------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               2,423,300
                                       ------- ---------------------------------

                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,423,300
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               OO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55304X104                                   13D/A

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, Inc.; 13-3871632
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       2,276,700
              OWNED BY                 ------- ---------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING
             PERSON WITH                       0
                                       ------- ---------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               2,276,700
                                       ------- ---------------------------------

                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,276,700
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               4.8%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 55304X104                                   13D/A


--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
-------------- -----------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                        (b) [ ]

-------------- -----------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------

      4        SOURCE OF FUNDS*

               AF
-------------- -----------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                         [ ]

-------------- -----------------------------------------------------------------

      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States Citizen
--------------------------------------------------------------------------------

              NUMBER OF                  7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                       4,730,000
              OWNED BY                 ------- ---------------------------------
                EACH                     8     SHARED VOTING POWER
              REPORTING                        0
             PERSON WITH
                                       ------- ---------------------------------

                                         9     SOLE DISPOSITIVE POWER

                                               4,730,000
                                       ------- ---------------------------------

                                         10    SHARED DISPOSITIVE POWER
                                               0
--------------------------------------------------------------------------------

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,730,000
-------------- -----------------------------------------------------------------

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              [ ]

-------------- -----------------------------------------------------------------

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.9%
-------------- -----------------------------------------------------------------

     14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------
         *SEE INSTRUCTIONS BEFORE FILLING OUT

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                         AMENDMENT NO. 4 TO SCHEDULE 13D

              This Amendment No. 4 to Schedule 13D (the "Amendment") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight LLC"), Greenlight Capital, Inc., a Delaware corporation ("Greenlight Inc." and together with Greenlight LLC, "Greenlight"), and Mr. David Einhorn, the principal of each of Greenlight LLC and Greenlight Inc. Greenlight and Mr. Einhorn are referred to herein as the "Reporting Persons." This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission on August 11, 2004 (the "Original 13D"), as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 18, 2005 and Amendment No. 3 filed on April 8, 2005.

              This Amendment relates to Class A Subordinated Voting Shares, no par value (the "Class A Shares"), of MI Developments Inc., a Canadian company (the "Issuer"), owned by Greenlight LLC for the account of (i) Greenlight Capital, L.P., of which Greenlight LLC is the general partner and (ii) Greenlight Capital Qualified, L.P., of which Greenlight LLC is the general partner, and the Class A Shares purchased by Greenlight Inc. for the account of Greenlight Capital Offshore, Ltd., for which Greenlight Inc. is investment advisor. This Amendment also relates to the Class A Shares purchased by affiliates of Greenlight for the accounts of (i) Greenlight Masters, LP, (ii) Greenlight Masters Qualified, LP, and (iii) Greenlight Masters Offshore, Ltd.

ITEM 4.       PURPOSE OF THE TRANSACTION

              Item 4 of the Original 13D is hereby amended by adding the following:

              On April 14, 2005, Greenlight Inc. filed a Dissident's Information Circular (the "Circular") with the Ontario Securities Commission relating to its solicitation of proxies from Shareholders. Greenlight Inc. also filed a letter that will be sent to Shareholders with the Circular which further explains its positions with respect to the sale or spin-off of Magna Entertainment Corp. and the conversion of the Issuer into an income-oriented real estate investment vehicle. The Circular and the letter to Shareholders are filed herewith as exhibits and are available at www.sedar.com. These documents, copies of which are attached hereto as Exhibits 6 and 7, are incorporated herein by reference.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              Item 7 is hereby amended by adding the following exhibits:

Exhibit 6     Dissident's Information Circular dated April 14, 2005.

Exhibit 7     Letter to the Shareholders dated April 14, 2005.

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                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: April 14, 2005


                                    GREENLIGHT CAPITAL, L.L.C.


                                    By:   /s/ David Einhorn
                                          --------------------------------------
                                          David Einhorn, Senior Managing Member


                                    GREENLIGHT CAPITAL, INC.


                                    By:   /s/ David Einhorn
                                          --------------------------------------
                                          David Einhorn, President


                                    /s/ David Einhorn
                                    --------------------------------------------
                                    David Einhorn